Filed Pursuant to Rule 433
Registration No. 333-133852

Floating Rate Linked PPIs

Bank of America

December 2008

Related Documentation

This document generally describes the terms of Bank of America Corporation Floating Rate Linked Principal Protected Investments (“Floating Rate Linked PPIs”). This document should be read together with the prospectus supplement for Medium Term Notes, Series L, dated April 10, 2008 and the prospectus dated May 5, 2006. Terms used but not otherwise defined below have the meanings given to them in those documents. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we”, “us”, “our”, or similar references are to Bank of America Corporation.

In connection with each offering of Floating Rate Linked PPIs, we will provide a final pricing supplement describing the specific terms of the offering. In addition, prior to the pricing of the offering, we expect to provide to you a preliminary pricing supplement relating to the offering which will set forth those terms in preliminary form.

We have filed a registration statement (including the prospectus supplement and the prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this communication relates. Before you invest, you should read those documents and the other documents we have filed with the SEC for more complete information about us and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 56800).

You may access the prospectus supplement and the prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant dates on the SEC website): http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm.

Potential purchasers of the Floating Rate Linked PPIs should consider the information in “Risk Factors” in the prospectus supplement, the applicable pricing supplement, and pages 12-13 of this document.

The terms of the Floating Rate Linked PPIs described herein may be modified, as described in the applicable pricing supplement, which will also be filed with the SEC.

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Bank of America Corporation Floating Rate Linked Principal Protected Investments

Floating Rate Linked PPIs are our senior debt securities. As in the case of an ordinary debt security, we will make periodic payments of interest on these securities, subject to our creditworthiness. However, unlike an ordinary debt security, these interest payments will not be set at a conventional fixed rate. Instead, the amount of these payments will be based on the level of one or more interest rates, inflation indices, yields, or other measures of market or economic performance (the “Underlying Rate Index”). It is also possible that you will not be entitled to any interest payment for one or more interest periods during the term of the Floating Rate Linked PPIs. The Floating Rate Linked PPIs are fully principal protected if held until maturity, subject to our creditworthiness.

For each interest period during the term of the Floating Rate Linked PPIs, you will receive interest payments based on the levels of the Underlying Rate Index on the applicable interest determination dates for that period. The interest periods, the interest determination dates for the Underlying Rate Index, and the interest payment dates will be set forth in the applicable pricing supplement. See the section entitled “Determination of the Interest Rate on the Floating Rate Linked PPIs” for further discussion.

If you hold the Floating Rate Linked PPIs until maturity, in addition to any applicable final interest payment, you will receive your principal amount, subject to our creditworthiness. However, if you sell the Floating Rate Linked PPIs prior to maturity, you may find that the market value of the Floating Rate Linked PPIs is less than the principal amount of the Floating Rate Linked PPIs.

Floating Rate Linked PPIs typically are issued in minimum denominations of $1,000, and whole multiples of $1,000.

Floating Rate Linked PPIs are generally not listed on a stock exchange. Whether or not they are listed, there may be little or no secondary market for Floating Rate Linked PPIs.

We expect that one or more of our broker-dealer subsidiaries, including Banc of America Securities LLC and Banc of America Investment Services, Inc., will act as our selling agents in connection with each offering of Floating Rate Linked PPIs.

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The Underlying Rate Index

During the term of the Floating Rate Linked PPIs, we will pay interest for each applicable interest period based on the level of the Underlying Rate Index. The Underlying Rate Index may consist of one or more of the rates listed below. In each case, the level of an Underlying Rate Index is published periodically by the sponsor of that rate. For example, the London Interbank Offered Rate (LIBOR) is determined each London business day, Constant Maturity Swap (CMS) rates are determined each New York City business day, and Constant Maturity U.S. Treasury (CMT) rates are determined each U.S. government securities business day. On the other hand, the Year-Over-Year change in the U.S. Consumer Price Index (YOY CPI) is determined on a monthly basis.

The applicable pricing supplement will set forth the specific Underlying Rate Index (or Underlying Rate Indices) for the Floating Rate Linked PPIs, and provide information as to the historical levels of the Underlying Rate Index (or Underlying Rate Indices). However, historical levels of any Underlying Rate Index are not indicative of the future performance of that Underlying Rate Index or the performance of the Floating Rate Linked PPIs. The applicable pricing supplement will also set forth the specific business day convention for the Floating Rate Linked PPIs.

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The Year-Over-Year Change in the U.S. Consumer Price Index (“YOY CPI”) for All Urban Consumers Non-Seasonally Adjusted: YOY CPI is a measure of the prices paid by urban consumers in the U.S. for a market basket of consumer goods and services, including food, clothing, shelter, fuels, transportation, drugs, and charges for doctor and dentist services. User fees (such as water and sewer service) and sales and excise taxes paid by the consumer are included in determining consumer prices. Income taxes and investment items such as stocks, bonds, and life insurance are not included. YOY CPI for urban consumers includes expenditures by urban wage earners and clerical workers, professional, management, and technical workers, the self-employed, short-term workers, the unemployed, retirees, and others not in the labor force. This represents about 80% of the total U.S. population.

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London Interbank Offered Rate (LIBOR): LIBOR is the rate of interest at which banks may borrow funds from other banks in the London interbank market. LIBOR is a widely used benchmark, or reference rate, for short term interest rates. It is fixed each morning at 11:00 a.m., London time, by the British Bankers’ Association by polling 16 banks. LIBOR is quoted for deposits in a variety of international currencies for one month, three month, six month, and one year periods.

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Constant Maturity Swap (“CMS”) Rate: A CMS rate is a rate on a mid-market U.S. dollar fixed for floating interest rate swap transaction with a term equal to a designated maturity. CMS rates are quoted for one-year, two-year, five-year, 10-year, and 30-year maturities. On CMS quotation days, CMS rates for the various maturities are collected by Garban-Intercapital plc at approximately 11:00 a.m., New York City time, by calculating the arithmetic mean of the bid and offered rates for U.S. dollar interest rate swaps of the respective maturities.

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Spread Between Two CMS Rates: This rate is equal to the difference between two CMS rates of different maturities. Comparing the CMS rates with different maturities helps assess the overall shape of the interest rate yield curve. For example: “30CMS minus 10CMS” is the difference between the 30 year part of the curve and the 10 year part of the

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curve. In a “normal,” or upward sloping yield curve, short-term rates will be less than long-term rates. However, when an “inverted” yield curve exists, certain short-term rates will be greater than certain long-term rates. An inverted yield curve may occur, for example, when investor demand for short-term debt instruments is greater than investor demand for long-term debt instruments.

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Constant Maturity U.S. Treasury (“CMT”) Rate: The U.S. Federal Reserve calculates “CMT rates,” or yields for “Constant Maturity Treasuries,” by interpolating points along a treasury curve comprised of closing market bid yields on actively traded U.S. Treasury securities in the over-the-counter market. For example, the CMT method provides a theoretical yield for a hypothetical U.S. Treasury security with a term that is equal to exactly 10 years, even if no actively traded U.S. Treasury security has exactly 10 years remaining to maturity. CMT rates, therefore, may not match the exact yield on any one specific outstanding U.S. Treasury security. The CMT yields for various maturities from one month to 30 years are released by the U.S. Federal Reserve in its H.15 report.

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Determination of the Interest Rate on the Floating Rate Linked PPIs

For each interest period during the term of the Floating Rate Linked PPIs, you will receive interest payments based on the level of the Underlying Rate Index on the applicable interest determination date or interest determination dates for that period, subject to our creditworthiness. The interest rate for any interest period will be at least 0.00%. These interest payments will occur at regular intervals (e.g., monthly, quarterly, semi-annually, or annually), as specified in the applicable pricing supplement. In addition, some Floating Rate Linked PPIs may have one or more initial interest periods for which the interest rate is fixed, regardless of the level of the Underlying Rate Index.

The calculation agent for the Floating Rate Linked PPIs will determine the annualized interest rate for each interest period based on the level of the Underlying Rate Index on the applicable interest determination date or interest determination dates for that period, multiplied by a rate (the “Participation Rate”). In addition, for some Floating Rate Linked PPIs, a fixed spread (the “Spread”) may then be added to determine the annualized interest rate for each interest period. The Participation Rate and, if applicable, the Spread, will be specified in the applicable pricing supplement.

Depending on the terms of your Floating Rate Linked PPIs, and the performance of the Underlying Rate Index, you may not be entitled to any interest payment for one or more interest periods during their term.

As a simple example, if on the applicable interest determination date, the Underlying Rate Index is 2.00%, and the applicable Participation Rate is 150%, the annualized interest rate on the Floating Rate Linked PPIs for the applicable interest period would be 3.00%. If the Floating Rate Linked PPIs also have a Spread of “plus 1.00%,” the annualized interest rate for the applicable interest period would be 4.00%. Please see the sections below, “Examples of Interest Payments – Floater on CPI” and “Examples of Interest Payments – Floater on CMT,” for additional information. The interest determination dates, Participation Rate, Spread, if any, and fixed interest periods, if any, will be set forth in the applicable pricing supplement.

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Examples of Interest Payments – Floater on CPI

Term:	5 years

Underlying Rate Index:	Year-Over-Year percentage change in the Consumer Price Index (“YOY CPI”)

Interest Rate:	Participation Rate x Underlying Rate Index

Interest Payment Dates:	Monthly

Interest Reset Dates:	The first day of each monthly interest period.

Participation Rate:	110%

Interest Determination Dates:	3 months prior to each Interest Reset Date.

Below are four hypothetical examples of the calculation of the annualized interest rate payable in June for a Floating Rate Linked PPI linked to YOY CPI with the terms specified above. The interest determination date for the Underlying Rate Index would be in March of that year. These examples are for illustration only; the actual interest rate for any interest period would depend on the actual levels of YOY CPI for the relevant months, and the actual Participation Rate.

Example 1

In this example, suppose the hypothetical YOY CPI for March is 3.00000%. As a result, the annualized interest rate for the interest period ending in June would be equal to:

= 110% x 3.00000%

= 3.30000%

Example 2

In this example, suppose the hypothetical YOY CPI for March is 4.00000%. As a result, the annualized interest rate for the interest period ending in June would be equal to:

= 110% x 4.00000%

= 4.40000%

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Example 3

In this example, suppose the hypothetical YOY CPI for March is 5.00000%. As a result, the annualized interest rate for the interest period ending in June would be equal to:

= 110% x 5.00000%

= 5.50000%

Example 4

In this example, suppose the hypothetical YOY CPI for March is -1.00000%. This could occur in a deflationary environment. As a result, the annualized interest rate for the interest period ending in June would be equal to:

= 0.00000%

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Examples of Interest Payments – Floater on CMT

Term:	5 years

Underlying Rate Index:	5 Year Constant Maturity Treasury (“5CMT”)

Interest Rate:	(Participation Rate x Underlying Rate Index) + Spread

Interest Payment Dates:	Quarterly

Interest Reset Dates:	The first day of each quarterly period.

Participation Rate:	90%

Spread:	0.50000%

Interest Determination Dates:	Two U.S. government securities business days prior each Interest Reset Date.

Below are six hypothetical examples of the calculation of the annualized interest rate payable in June for a Floating Rate Linked PPI linked to 5CMT with the terms specified above. The interest determination date for the Underlying Rate Index would be two U.S. government securities business days prior to the interest reset date for that quarter. These examples are for illustration only; the actual interest rate for any interest period would depend on the actual rate of 5CMT on the applicable interest determination date, the actual Participation Rate, and the actual Spread.

Example 1

In this example, suppose the hypothetical 5CMT for the interest payment date in June is 7.00000%. As a result, the annualized interest rate for that interest period would be equal to:

= (90% x 7.00000%) + 0.50000%

= 6.30000% + 0.50000%

= 6.80000%

Example 2

In this example, suppose the hypothetical 5CMT for the interest payment date in June is 5.00000%. As a result, the annualized interest rate for that interest period would be equal to:

= (90% x 5.00000%) + 0.50000%

= 4.50000% + 0.50000%

= 5.00000%

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Example 3

In this example, suppose the hypothetical 5CMT for the interest payment date in June is 4.00000%. As a result, the annualized interest rate for that interest period would be equal to:

= (90% x 4.00000%) + 0.50000%

= 3.60000% + 0.50000%

= 4.10000%

Example 4

In this example, suppose the hypothetical 5CMT for the interest payment date in June is 2.00000%. As a result, the annualized interest rate for that interest period would be equal to:

= (90% x 2.00000%) + 0.50000%

= 1.80000% + 0.50000%

= 2.30000%

Example 5

In this example, suppose the hypothetical 5CMT for the interest payment date in June is 0.00000%. As a result, the annualized interest rate for that interest period would be equal to:

= (90% x 0.00000%) + 0.50000%

= 0.00000% + 0.50000%

= 0.50000%

Example 6

In this example, suppose the hypothetical 5CMT for the interest payment date in June is -1.00000%. This could occur under volatile financial market conditions, in conjunction with extraordinarily low levels of interest rates. As a result, the annualized interest rate for that interest period would be equal to:

= 0.00000%

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Summary of Certain U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences of the Floating Rate Linked PPIs to certain U.S. Holders (as defined in the prospectus referred to on page 2) that acquire the Floating Rate Linked PPIs upon their original issuance at the issue price (as defined below). This summary does not deal with persons in special tax situations. You should refer to the applicable pricing supplement, which will contain a more detailed U.S. federal income tax summary. The tax consequences of investing in the Floating Rate Linked PPIs are complex and you should consult your own tax advisor concerning the application of the U.S. federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership, and disposition of the Floating Rate Linked PPIs arising under the laws of any state, local, or foreign jurisdiction.

Unless otherwise specified in the applicable pricing supplement, we generally intend to treat the Floating Rate Linked PPIs as “variable rate debt instruments,” as that term is defined in the Treasury regulations. Under this characterization, U.S. Holders of Floating Rate Linked PPIs would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. For this purpose, the amount which must be included in income is based on a single objective rate that is a fixed rate that reflects the yield that is reasonably expected for the Floating Rate Linked PPIs. Interest that is taxable for any interest accrual period is increased or decreased to take into account interest actually paid during that period. If a Floating Rate Linked PPI is sold or otherwise disposed of, a U.S. Holder generally would recognize gain or loss equal to the difference between the amount realized on the disposition (except to the extent attributable to accrued but unpaid interest) and the U.S. Holder’s tax basis in the Floating Rate Linked PPI. Assuming our characterization of the Floating Rate Linked PPIs is correct, this gain or loss would be capital gain or loss and will be long-term capital gain or loss if the Floating Rate Linked PPIs had been held for more than one year at the time of its disposition.

Depending on the specific terms of any particular Floating Rate Linked PPI, a Floating Rate Linked PPI may be characterized for U.S. federal income tax purposes under a different approach than that described above. For example, if the interest rate payable on the notes does not constitute a “single objective rate,” the Floating Rate Linked PPI may be governed by Treasury regulations applicable to contingent payment debt instruments (the “Contingent Payment Debt Regulations”). If the Floating Rate Linked PPIs were governed by the Contingent Payment Debt Regulations, the timing and character of income on the Floating Rate Linked PPIs may be significantly affected. Among other things, a U.S. Holder would be required to accrue interest income as original issue discount, subject to adjustments, at a “comparable yield.” In addition, any gain recognized with respect to the notes generally would be treated as ordinary income. The pricing supplement will state if we intend to treat the Floating Rate Linked PPIs as contingent payment debt instruments.

The pricing supplement will set forth additional information about the U.S. federal income tax consequences of the Floating Rate Linked PPIs, including a discussion of the tax consequences of payments on the Floating Rate Linked PPIs and a sale, exchange, or retirement of the Floating Rate Linked PPIs, possible alternative tax treatments of the Floating Rate Linked PPIs, backup withholding and information reporting considerations, if applicable, certain tax consequences applicable to Floating Rate Linked PPIs with a maturity date of not more than one year from the date of issue, if applicable, certain tax consequences applicable to Floating Rate Linked PPIs offered at a discount, and, if applicable, certain tax consequences applicable to Non-U.S. Holders (as defined in the prospectus referred to on page 2).

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Risk Factors

An investment in any Floating Rate Linked PPI entails significant risks. The following is a list of some of the principal risks associated with an investment in the Floating Rate Linked PPIs. You should refer to the applicable pricing supplement, which will contain a detailed discussion of the risks associated with the applicable Floating Rate Linked PPIs. Your decision to purchase the Floating Rate Linked PPIs should be made only after carefully considering the risks of an investment in them, including those described below, with your advisors in light of your particular circumstances. The Floating Rate Linked PPIs are not an appropriate investment for you if you are not knowledgeable about their significant elements, or financial matters in general.

Floating Rate Linked PPIs are our senior unsecured debt securities. Receipt of any amounts payable, including the principal protection, described in this document and the applicable pricing supplement, are dependent upon Bank of America Corporation’s ability to repay its obligations on the applicable payment date, even if the level of the Underlying Rate Index increases after the issue date. Floating Rate Linked PPIs are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

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The interest rate on the Floating Rate Linked PPIs may vary significantly for each interest period, and may be zero. For example, if a Floating Rate Linked PPI is linked to YOY CPI, it may not pay interest during periods of deflation. If a Floating Rate Linked PPI is linked to the spread between two CMS rates, it may not pay interest during interest periods where the interest yield curve is inverted.

•	Your yield may be less than the yield on a conventional debt security of comparable maturity, especially if the Underlying Rate Index regularly sets at low levels.

•	The Floating Rate Linked PPIs may not be listed on any stock exchange, and a trading market for them may never develop or be maintained.

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If you attempt to sell the Floating Rate Linked PPIs prior to maturity, their market value, if any, may be less than their principal amount. A variety of complex and interrelated factors could affect or reduce the market value of the Floating Rate Linked PPIs, including:

•	developments and/or market forces relating to the level of the Underlying Rate Index;

•	changes in the method of calculation of the Underlying Rate Index;

•	the inclusion in the original issue price of the Floating Rate Linked PPIs of the selling agents’ commissions and costs of hedging our obligations under the Floating Rate Linked PPIs;

•	changes in our credit ratings;

•	general economic, geopolitical, and other conditions;

•	interest rates; and

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•	time to maturity.

•	The trading and hedging activities that we or the selling agents may engage in may affect the market value of the Floating Rate Linked PPIs and may create conflicts of interest with you.

•	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove a calculation agent.

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None of the publishers of any Underlying Rate Index or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the Floating Rate Linked PPIs into consideration at any time with respect to any of their trading or other activities, which may affect the level of the Underlying Rate Index.

•	You must rely on your own evaluation of the merits of an investment linked to the applicable Underlying Rate Index.

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